SUPPLEMENT Dated May 25, 2010
To The Current Prospectus

SpectraSelect
SpectraDirect

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account U

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

Effective after the close of business on or about May 28, 2010, the following investment portfolio will be made available under your contract:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Invesco Variable Insurance Funds		
Invesco Van Kampen V.I. Global Value Equity Fund – Series I	**Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term capital appreciation.